UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Telesis Bio Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

192003101

(CUSIP Number)

Paul Hodgdon

c/o Northpond Ventures, LLC

7500 Old Georgetown Road, Suite 800

Bethesda, MD 20814

(240) 800-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Stephen Ballas

Frank Rahmani

Sidley Austin LLP

1999 Avenue of the Stars, 17th Floor

Los Angeles, CA 90067

(310) 595-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Northpond Ventures, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,838,123 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,838,123 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,838,123 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	For an explanation of the calculation of the number of shares of Common Stock (as defined below) attributable to this Reporting Person, see Item 5 below.

(2)	For an explanation of the calculation of this percentage, see Item 5 below.

1	NAME OF REPORTING PERSONS Northpond Ventures GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,838,123 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,838,123 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,838,123 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	For an explanation of the calculation of the number of shares of Common Stock attributable to this Reporting Person, see Item 5 below.

(2)	For an explanation of the calculation of this percentage, see Item 5 below.

1	NAME OF REPORTING PERSONS Northpond Ventures II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 468,750 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 468,750 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,750 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	For an explanation of the number of shares of Common Stock attributable to this Reporting Person, see Item 5 below.

(2)	For an explanation of the calculation of this percentage, see Item 5 below.

1	NAME OF REPORTING PERSONS Northpond Ventures II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 468,750 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 468,750 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,750 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	For an explanation of the number of shares of Common Stock attributable to this Reporting Person, see Item 5 below.

(2)	For an explanation of the calculation of this percentage, see Item 5 below.

1	NAME OF REPORTING PERSONS Michael P. Rubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,306,873 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,306,873 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,306,873 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	For an explanation of the calculation of the number of shares of Common Stock attributable to this Reporting Person, see Item 5 below.

(2)	For an explanation of the calculation of this percentage, see Item 5 below.

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 1, 2021, as amended by Amendment No. 1 filed with the SEC on April 19, 2023 (“Amendment No. 1”) and Amendment No. 2 filed with the SEC on June 2, 2023 (“Amendment No. 2”, and such Schedule 13D as amended by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), relating to shares of common stock, par value $0.0001 per share (“Common Stock”), of Telesis Bio Inc., a Delaware corporation (the “Issuer”).

Unless specifically amended or supplemented by this Amendment No. 3, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings assigned to them in the Schedule 13D.

The filing of this Amendment No. 3 shall not be deemed an admission that the Reporting Persons are members of a “group” with the other investors in the Private Placement for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim beneficial ownership of all shares of Common Stock or other securities held or otherwise beneficially owned by the other investors in the Private Placement. As such, the figures and percentage calculations reported herein do not give effect to the potential conversion and/or exercise of the securities acquired by other investors in the Private Placement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On June 5, 2023, the Closing of the Private Placement occurred, and Northpond Ventures, LP (“NPV I”) (which is one of the Reporting Persons) thereupon acquired the Redeemable Convertible Preferred Stock and the Warrants as previously described in Amendment No. 2.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information in Item 3 of this Amendment No. 3 is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended and replaced in their entirety as follows:

The information contained on the cover pages to this Amendment No. 3 as well as the information set forth in Item 3 of this Amendment No. 3 is incorporated herein by reference.

The Reporting Persons have calculated the percentages set forth in this Amendment No. 3 assuming that the Issuer would have outstanding 38,194,663 shares of Common Stock following the conversion of all Redeemable Convertible Preferred Stock held by NPV I and the full (cash) exercise of all Warrants held by NPV I. Specifically, this is based on (i) 29,731,920 shares of Common Stock outstanding as of June 5, 2023, as represented by the Issuer to NPV I in a compliance certificate that the Issuer delivered to NPV I at the Closing, plus (ii) 3,385,097 shares of Common Stock that would be issued to NPV I upon NPV I’s conversion of all 80,000 shares of Redeemable Convertible Preferred Stock currently held by it (assuming a Conversion Price of $2.3633, which is the Conversion Price currently in effect for the Redeemable Convertible Preferred Stock), plus (iii) 1,692,549 shares of Common Stock that would be issued to NPV I upon NPV I’s full (cash) exercise of the Short-Term Warrant, plus (iv) 3,385,097 shares of Common Stock that would be issued to NPV I upon NPV I’s full (cash) exercise of the Long-Term Warrant, with the Common Stock share amounts in the foregoing clauses (ii), (iii) and (iv) having been added to the total shares of Common Stock outstanding in the foregoing clause (i) in accordance with Rule 13d-3(d)(1)(i)(D) under the Exchange Act.

NPV I may be deemed to be the beneficial owner of 17,838,123 shares of Common Stock, which includes 9,375,380 shares of Common Stock that NPV I already (directly and thus beneficially) owned prior to its purchase of Redeemable Convertible Preferred Stock and Warrants pursuant to the Purchase Agreement. Using the calculation methodology stated in the immediately preceding paragraph, this represents approximately 46.7% of the outstanding shares of Common Stock. Collectively with NPV I GP and Michael Rubin, NPV I has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Issuer securities held by it.

As the general partner of NPV I, Northpond Ventures GP LLC (“NPV I GP”) may be deemed to be the beneficial owner of the 17,838,123 shares of Common Stock beneficially owned by NPV I. Using the calculation methodology stated in the second paragraph of this Item, this represents approximately 46.7% of the outstanding shares of Common Stock. Collectively with NPV I and Mr. Rubin, NPV I GP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Issuer securities held by NPV I.

Northpond Ventures II, LP (“NPV II”) directly (and thus beneficially) owns 468,750 shares of Common Stock. Using the calculation methodology stated in the second paragraph of this Item, this represents approximately 1.2% of the outstanding shares of Common Stock. Collectively with NPV II GP and Mr. Rubin, NPV II has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Issuer securities held by it.

As the general partner of NPV II, Northpond Ventures II GP LLC (“NPV II GP”) may be deemed to be the beneficial owner of the 468,750 shares of Common Stock owned by NPV II. Using the calculation methodology stated in the second paragraph of this Item, this represents approximately 1.2% of the outstanding shares of Common Stock. Collectively with NPV II and Mr. Rubin, NPV II GP has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Issuer securities held by NPV II.

Mr. Rubin is the sole managing member of both NPV I GP and NPV II GP. As a result of this relationship, Mr. Rubin may be deemed to be the beneficial owner of the 18,306,873 shares of Common Stock beneficially owned by NPV I and NPV II (taken together). Using the calculation methodology stated in the second paragraph of this Item, this represents approximately 47.9% of the outstanding shares of Common Stock. Collectively with NPV GP, NPV II GP, NPV I and NPV II, Mr. Rubin has the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, the Issuer securities held by NPV I and NPV II.

Each of NPV I, NPV I GP, NPV II, NPV II GP and Mr. Rubin disclaims beneficial ownership of the securities reported herein except to the extent of its or his pecuniary interest therein.

Item 5(c) of the Schedule 13D is hereby amended and replaced in its entirety as follows:

Except as set forth in Item 3 of Amendment No. 2 and of Amendment No. 3, none of the Reporting Persons has effected any transactions in Common Stock (or securities convertible into Common Stock) during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2023

Northpond Ventures, LP By: Northpond Ventures GP, LLC, its general partner

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer, Partner

Northpond Ventures GP, LLC

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer, Partner

Northpond Ventures II, LP By: Northpond Ventures GP II, LLC, its general partner

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer, Partner

Northpond Ventures GP II, LLC

By:	/s/ Patrick Smerkers
Name:	Patrick Smerkers
Title:	Chief Financial Officer, Partner

Michael P. Rubin

/s/ Michael P. Rubin

SIGNATURE PAGE TO AMENDMENT NO. 3 TO SCHEDULE 13D (TELESIS BIO INC.)